[redacted]

12013006

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBVA Compass Investment Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 South 20th Street
(No. and Street)

Birmingham	**AL**	**35233**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Guerrera **(205) 297-6931**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *of individual, state last, first, middle name*)

420 North 20th Street, Suite 2400	**Birmingham**	**AL**	**35203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BBVA Compass Investment Solutions, Inc., as of and for the year ended December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

MY COMMISSION EXPIRES FEBRUARY 14, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

BBVA Compass Investment Solutions, Inc.

(A Wholly Owned Subsidiary of Compass Bank)

Financial Statements as of and for the
Year Ended December 31, 2011,
Supplemental Schedules as of December 31, 2011,
and Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document

SEC File Number 8-34988

BBVA COMPASS INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Compass Bank)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 2400
420 N. 20th Street
Birmingham, AL 35203-3289
USA

Tel: +1 205 321 6000
Fax: +1 205 322 2828
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BBVA Compass Investment Solutions, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of BBVA Compass Investment Solutions, Inc. (the "Company", a wholly owned subsidiary of Compass Bank) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules I and II listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2012

BBVA COMPASS INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Compass Bank)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS	
CASH	$ 3,548,391
COMMISSION INCOME RECEIVABLE - Net of allowance for doubtful accounts of $383,819	5,381,579
SECURITIES OWNED — At fair value	86,878,176
PROPERTY AND EQUIPMENT — At cost less accumulated depreciation of $1,870,150	391,403
DEFERRED TAX ASSETS — Net	2,108,231
OTHER ASSETS	374,175
TOTAL	$98,681,955
LIABILITIES AND STOCKHOLDER'S EQUITY	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 8,104,202
INCOME TAXES PAYABLE TO BBVA USA BANCSHARES, INC.	6,301,066
DUE TO PARENT OR AFFILIATES	52,952
Total liabilities	14,458,220
COMMITMENTS, CONTINGENCIES, AND GUARANTEES (Note 8)	
STOCKHOLDER'S EQUITY:	
Common stock $0.01 par value — 400,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	3,491,439
Retained earnings	80,732,286
Total stockholder's equity	84,223,735
TOTAL	$98,681,955

BBVA COMPASS INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Compass Bank)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Commission income	$72,448,310
Investment income	13,130
Other income	89,130
Total revenues	72,550,570
EXPENSES:	
Salaries and benefits	38,719,955
Administrative services	1,728,000
Occupancy	1,612,166
Travel and business development	1,191,446
Clearing charges	1,147,501
Professional services	916,654
Communications and data processing	731,956
Other	905,276
Total expenses	46,952,954
INCOME BEFORE INCOME TAX EXPENSE	25,597,616
INCOME TAX EXPENSE	9,730,883
NET INCOME	$15,866,733

See notes to financial statements.

BBVA COMPASS INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Compass Bank)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE — January 1, 2011	1,000	$ 10	$ 3,491,439	$ 64,865,553	$ 68,357,002
Net income	—	—	—	15,866,733	15,866,733
BALANCE — December 31, 2011	1,000	$ 10	$ 3,491,439	$ 80,732,286	$ 84,223,735

See notes to financial statements.

BBVA COMPASS INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Compass Bank)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 15,866,733
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	243,883
Deferred income tax benefit	(578,094)
Net change in operating assets and liabilities:	
Commission income receivable	979,610
Securities owned	(23,173,049)
Other assets	5,191
Accounts payable and accrued expenses	2,145,900
Income taxes payable to BBVA USA Bancshares, Inc.	6,522,234
Due to Parent or affiliates	(246,838)
Net cash provided by operating activities	1,765,570
CASH FLOWS FROM INVESTING ACTIVITIES — Purchase of property and equipment	(157,104)
NET INCREASE IN CASH	1,608,466
CASH — Beginning of year	1,939,925
CASH — End of year	$ 3,548,391
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid during the year for income taxes	$ 4,689,721

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — BBVA Compass Investment Solutions, Inc. (the "Company") is an Alabama corporation and a wholly owned subsidiary of Compass Bank (the "Parent"), which is a wholly owned subsidiary of BBVA Compass Bancshares, Inc. (the "Holding Company"). The Holding Company was acquired by BBVA USA Bancshares, Inc. ("BBVA USA"), which is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), in September 2007. The Company's operations consist of brokerage services whereby it acts as agent (on a fully disclosed basis) for securities transactions placed by customers of the Company. The Company's customers may or may not be customers of other entities affiliated, either directly or indirectly, with BBVA or its subsidiaries.

The Company has a clearing agreement with a third-party broker-dealer who is authorized to carry customer accounts. The clearing broker clears transactions for the Company's customers and carries the accounts of those customers on a fully disclosed basis. The Company is not authorized to carry customers' accounts and does not hold customers' funds or securities in connection with such transactions.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash — The carrying amount of cash approximates fair value.

Securities Owned — Securities owned are recorded on a trade-date basis and are carried at fair value with changes in the fair value included in investment income. Realized gains and losses from the sale of securities are determined on a specific identification basis and recorded in investment income. Interest and dividends are recognized when earned and included in investment income.

Commission Income — Commission income and related expenses on brokerage (agency) transactions are recorded on the accrual basis on the transaction trade date.

Trailer Fees — Trailer fees received from mutual fund companies and insurance companies under Rule 12(b)(1) of the Securities and Exchange Commission (SEC) are recorded in commission income on the accrual basis as the fees are earned.

Property and Equipment — Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to ten years.

Income Taxes — The Company is included in the consolidated federal income tax return of BBVA USA. Income taxes are allocated by BBVA USA based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated as if separate income tax returns are filed by each subsidiary, with the applicable tax rate being the statutory tax rate of BBVA USA. At December 31, 2011, the Company had $6,301,066 in income taxes payable to BBVA USA. Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period the change occurs.

Recent Accounting Pronouncements

Fair Value Measurements — Convergence with IFRS — In May 2011, the Financial Accounting Standards Board ("FASB") released Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The update is codified in ASC Topic 820, *Fair Value Measurement and Disclosures*. The amendments do not extend the use of fair value accounting, but provide a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards ("IFRS"). The ASU supersedes most of the guidance in ASC Topic 820, although many of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. While many of the amendments to U.S. GAAP are not expected to have a significant effect on practice, the new guidance changes some fair value measurement principles and disclosure requirements. The amendments are effective for annual periods beginning after December 15, 2011. The adoption of this standard is not anticipated to have a material impact on the financial condition or results of operations of the Company.

2. SECURITIES OWNED

Marketable securities owned are stated at quoted market value as of December 31, 2011, and consist of $86,878,176 in money market mutual funds.

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2011:

	Useful Lives (in years)	
Furniture and fixtures	2 - 10	$ 591,871
Equipment	2 - 5	784,361
Leasehold improvements	3 - 5	579,166
Software	3	306,155
		2,261,553
Less accumulated depreciation		1,870,150
		$ 391,403

4. RELATED-PARTY TRANSACTIONS

Substantially all of the Company's cash is on deposit in an account with the Parent.

The Parent provides certain administrative services to the Company, such as accounting, auditing, and human resource services pursuant to an annual master affiliate services agreement. Amounts paid to the Parent related to this agreement during 2011 totaled $1,728,000 and are included in administrative services in the accompanying statement of income. The Company is also allocated other expenses from the Parent. The allocation for 2011 for external audit fees totaled $240,000 and is included in professional services expense in the accompanying statement of income. The allocation for 2011 for occupancy expense and communications and data processing expense were $939,015 and $335,331, respectively, and are included in the related line items in the accompanying statement of income. Management believes the allocated costs are reasonable based on the type and nature of the services provided by the Parent on the Company's behalf.

Certain employees of the Company provide sales and support services to various insurance agencies owned by the Parent. The resulting revenues are recorded on the insurance agencies' books while the resulting expenses are recorded on the Company's books. The costs of these services are not separately identified by the Company; however, the Company is reimbursed by the insurance agencies for an amount that approximates such costs. The amount of the reimbursement is determined based on a percentage of the insurance agencies' revenues attributable to services provided by employees of the Company and is allocated as reductions to various expense line items. Management believes the amount of the reimbursement and allocation thereof are reasonable based on the type and nature of the services provided and are detailed in the table below:

Salaries and benefits	$ 19,251,191
Occupancy	794,390
Professional services	793,579
Travel and business development	440,657
Communications and data processing	363,375
Other	362,639
Total reimbursement from affiliated insurance agencies	$ 22,005,831

See Note 1 regarding income taxes receivable from BBVA USA and Note 6 regarding employee benefit plan costs allocated to the Company by the Parent.

5. INCOME TAXES

Income tax expense for the year ended December 31, 2011, consists of the following:

Current:	
Federal	$ 9,226,919
State	1,082,058
Total current	10,308,977
Deferred:	
Federal	(608,426)
State	30,332
Total deferred	(578,094)
Total income tax expense	$ 9,730,883

The effective tax rate for the year ended December 31, 2011, was 38%. The effective rate differs from the statutory federal corporate tax rate of 35% primarily due to state income taxes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2011, are presented below:

Deferred tax assets:	
Nondeductible accrued expenses	$ 2,958,199
Commissions returns allowance	141,130
Medical benefits	76,203
Depreciation	28,561
Restricted stock	44,021
Total deferred tax assets	3,248,114
Deferred tax liabilities — pension	(1,139,883)
Net deferred tax assets	$ 2,108,231

The Company accounts for its uncertain tax positions under the provisions of ASC Topic 740, *Income Taxes* (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*). The Company had no liability for uncertain tax positions as of December 31, 2011, and does not expect any significant changes in this liability in the next twelve months. As discussed in Note 1, the Company is included in BBVA USA's consolidated federal income tax return. The Company files separate income tax returns in various state jurisdictions; the returns are not open to examination for the years prior to 2005.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of other expense in the Company's statement of income.

6. EMPLOYEE BENEFIT PLANS

The employees of the Company participate in certain benefit plans offered by the Holding Company, including a noncontributory pension plan, employee stock ownership plan, health insurance plan, and various other health-related plans. The actuarial information applicable to the Company's portion of the pension plan is not determinable. All costs associated with these plans are paid by the Parent and are allocated pro rata to the Company based on compensation of full-time employees. These allocated costs were $3,462,119 during 2011 and are reflected in salaries and benefits in the accompanying statement of income.

7. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $77,448,778, which was $76,484,897 greater than its required net capital of $963,881, and the Company's aggregate indebtedness to net capital ratio was approximately 19%.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

8. COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2011, the Company has recorded no liability with regard to this right. During 2011, the Company paid the clearing broker an immaterial amount related to these guarantees. In addition, the Company has the right to pursue collection on performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 (formerly FASB Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*), defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. ASC 820 established a fair value hierarchy, which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 — Quoted prices in active market for identical assets or liabilities that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 include listed equity securities and listed derivatives. As required by ASC 820, the Company, to the extent that it holds such investments, does not adjust the quoted price for these investments.

Level 2 — Pricing inputs are observable either, directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or by other means. Fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category are publicly traded securities with restrictions on distribution.

Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation by the Company. Level 3 assets and liabilities would include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar pricing techniques based on the Company's own assumptions about what market participants would use to price the asset or liability. The types of investments that would generally be included in this category include debt and equity securities issued by private entities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments under the fair value hierarchy is set forth below. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as other unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Securities owned and securities sold, not yet purchased, are recorded at fair value on a recurring basis. At December 31, 2011, securities owned and securities sold, not yet purchased, consisted of money market mutual funds traded on an active exchange; thus, the fair value of these instruments is based on quoted market prices.

The following table summarizes the assets and liabilities measured at fair value on a recurring basis:

		Fair Value Measurements Used		
	Fair Value — December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned	$86,878,176	$86,878,176	$ -	$ -

10. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties may include broker-dealers, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk to its commission income receivables. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2011, the Company has assessed each of these counterparties and noted no material risks or loss.

* * * * * *

SUPPLEMENTAL SCHEDULES

BBVA COMPASS INVESTMENT SOLUTIONS, INC.

SCHEDULE I

(A Wholly Owned Subsidiary of Compass Bank)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$84,223,735
Deductions and/or charges — nonallowable assets:	
Unsecured receivables	2,072,318
Property and equipment	391,403
Other assets	2,382,406
Other deductions	191,266
Total deductions and/or charges — nonallowable assets	5,037,393
Net capital before haircuts on securities positions	79,186,342
Haircuts on securities positions	1,737,564
NET CAPITAL	$77,448,778
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 963,881
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 963,881
Excess net capital	$76,484,897
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$76,002,956
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 8,104,202
Income taxes payable to BBVA USA Bancshares, Inc.	6,301,066
Due to Parent or affiliates	52,952
TOTAL AGGREGATE INDEBTEDNESS	$14,458,220
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	18.7 %
RECONCILIATION OF REPORTED NET CAPITAL (UNAUDITED) TO NET CAPITAL PER SCHEDULE I:	
Net capital — as reported in Company's Part II (unaudited) FOCUS report	$77,834,132
Adjustment to income tax accounts	(385,354)
NET CAPITAL PER SCHEDULE I	$77,448,778

BBVA COMPASS INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Compass Bank)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2011

BBVA Compass Investment Solutions, Inc. (the "Company") claims an exemption from Rule 15c3-3 under exemptive provision (k)(2)(ii) of that rule. The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis and promptly transmits all customer funds and securities to its clearing broker. This clearing broker carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto, pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Company has complied with the above exemptive provisions of Securities and Exchange Commission Rule 15c3-3 as of and for the year ended December 31, 2011.

Deloitte.

Deloitte & Touche LLP
Suite 2400
420 N. 20th Street
Birmingham, AL 35203-3289
USA

Tel: +1 205 321 6000
Fax: +1 205 322 2828
www.deloitte.com

February 27, 2012

To the Board of Directors and Stockholder of
BBVA Compass Investment Solutions, Inc.
15 South 20th Street
Birmingham, Alabama

In planning and performing our audit of the financial statements of BBVA Compass Investment Solutions, Inc. (the "Company", a wholly owned subsidiary of Compass Bank) as of and for the year ended December 31, 2011 (on which we issued our report dated February 24, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Suite 2400
420 N. 20th Street
Birmingham, AL 35203-3289
USA

Tel: +1 205 321 6000
Fax: +1 205 322 2828
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
BBVA Compass Investment Solutions, Inc.
15 South 20th Street
Birmingham, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by BBVA Compass Investment Solutions, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2012